UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

REPUBLIC SERVICES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

760759100

(CUSIP Number)

Matthew S. Topham, Esq.	Laurie A. Smiley, Esq.
K&L Gates LLP	Arian Colachis, Esq.
925 Fourth Avenue, Suite 2900	2365 Carillon Point
Seattle, Washington 98104	Kirkland, WA 98033
(206) 623-7580	(425) 889-7900

(Name, Address and Telephone Number of Person Authorized to

 Receive Notices and Communications)

October 28, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  760759100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 55,404,169 (1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 55,404,169 (1)
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,404,169 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.6%

14	Type of Reporting Person (See Instructions) OO

(1) All shares of Common Stock beneficially owned by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, Business Manager of Cascade, has voting and investment power with respect to the shares of Common Stock beneficially owned by Cascade.  Mr. Larson disclaims any beneficial ownership of shares of Common Stock beneficially owned by Cascade and Mr. Gates.

CUSIP No.  760759100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 55,404,169(1)
	8	Shared Voting Power 1,350,000(2)
	9	Sole Dispositive Power 55,404,169(1)
	10	Shared Dispositive Power 1,350,000(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,754,169 (1) (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15%

14	Type of Reporting Person (See Instructions) IN

(1) All shares of Common Stock beneficially owned by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, Business Manager of Cascade, has voting and investment power with respect to the shares of Common Stock beneficially owned by Cascade.  Mr. Larson disclaims any beneficial ownership of the shares of Common Stock beneficially owned by Cascade and Mr. Gates.

(2) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust. Michael Larson has voting and investment power with respect to the shares of Common Stock beneficially owned by the Trust.  Mr. Larson disclaims any beneficial ownership of the shares of Common Stock beneficially owned by the Trust or Mr. and Mrs. Gates.

CUSIP No. 760759100
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bill & Melinda Gates Foundation Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 1,350,000 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,350,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,350,000 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.4%

14	Type of Reporting Person (See Instructions) OO

(1) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.  Michael Larson has voting and investment power with respect to the shares of Common Stock beneficially owned by the Trust.  Mr. Larson disclaims any beneficial ownership of the shares of Common Stock beneficially owned by the Trust or Mr. and Mrs. Gates.

CUSIP No.  760759100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Melinda French Gates

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 1,350,000(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,350,000(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,350,000(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.4%

14	Type of Reporting Person (See Instructions) IN

(1) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.  Michael Larson has voting and investment power with respect to the shares of Common Stock beneficially owned by the Trust.  Mr. Larson disclaims any beneficial ownership of the shares of Common Stock beneficially owned by the Trust or Mr. and Mrs. Gates.

EXPLANATORY STATEMENT

This Amendment No. 10 to Schedule 13D (“Amendment”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Republic Services, Inc. (the “Issuer”).  This Amendment is being filed jointly by Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), William H. Gates III and Melinda French Gates (collectively, the “Reporting Persons”) to amend and supplement  the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on July 21, 2008, as amended on August 1, 2008, August 18, 2008, September 22, 2008, December 16, 2008, January 15, 2009, January 29, 2009, February 9, 2009, February 23, 2009 and March 3, 2009, as set forth below.  Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose.

Item 4.          Purpose of Transaction

Michael Larson was elected as a director by the Board of Directors (the “Board”) of the Issuer effective October 28, 2009.  The Board further appointed Mr. Larson as a member of its Compensation Committee and its Nominating and Corporate Governance Committee.

Item 5.	Interest in Securities of the Issuer

(a)     See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)     See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)     None.

(d)     None.

(e)     Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2009	CASCADE INVESTMENT, L.L.C.(1)

	By:	*
		Name:	Alan Heuberger
		Title:	Attorney-in-fact for Michael Larson,
Business Manager(2)

BILL & MELINDA GATES FOUNDATION TRUST (1)

	By:	*
		Name:	Alan Heuberger(3)
		Title:	Attorney-in-fact for each of the Co- Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III(1)

	By:	*
		Name:	Alan Heuberger (3)(4)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES(1)

	By:	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact

	*By:	/s/ Alan Heuberger
Alan Heuberger

(1) This Amendment No. 10 is being filed jointly by Cascade, the Trust, William H. Gates III and Melinda French Gates pursuant to the Joint Filing Agreement dated July 21, 2008 and included with the signature page to the Reporting Persons’ Schedule 13D filed on July 21, 2008, SEC File No. 005-54333, and incorporated by reference herein.

(2) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2009, by and on behalf of Michael Larson, and attached as Exhibit 99.1 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation, filed on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.

(3) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, filed as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 7, 2009, SEC File No. 005-60431, and incorporated by reference herein.

(4) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation filed on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.